Exhibit 99.1

VEON Announces Investor Meetings for Potential Dual Tranche USD Notes Offering and Related Tender Offer for 2027 Notes

Dubai and New York, May 18, 2026 – VEON Ltd. (Nasdaq: VEON), a global digital operator (“VEON” or the “Company”), today announces that its subsidiary VEON MidCo B.V. has initiated a series of investor meetings in connection with a potential offering (the “Offering”) of unsecured US dollar medium term notes in two tranches: a five-year tranche, non-callable for two years, and a seven-year tranche, non-callable for three years (together, the “Notes”).

The Offering is expected to extend VEON’s average debt maturity and, together with the concurrent tender offer described below, support the Company's ongoing optimization of its capital structure.

The Company intends to use the net proceeds from the Offering to fund the purchase its outstanding 3.375% Senior Notes due 2027 (the "2027 Notes") for an aggregate purchase price of up to USD 750 million, pursuant to a tender offer launched today. The 2027 Notes have an outstanding principal amount of USD 1,013,973,000 (Regulation S Global Note ISIN: XS2824764521; Rule 144A Global Note ISIN: XS2824766146). Any remaining net proceeds are expected to support additional debt reduction and general corporate purposes.

About VEON

VEON is a digital operator that provides connectivity and digital services to over 150 million connectivity customers and more than 228 million digital users. Operating across five countries that are home to more than 6% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on NASDAQ. For more information, visit: https://www.veon.com.

This announcement is not an offer of securities for sale into the United States. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to an applicable exemption from registration. No public offering of securities is being made in the United States.

Contact Information

VEON media inquiries

pr@veon.com

Cautionary Statement

There is no assurance that the notes will be issued or, if issued, as to the terms under which they will be issued.

Promotion of the notes in the United Kingdom is restricted by the Financial Services and Markets Act 2000 (the “FSMA”), and accordingly, the notes are not being promoted to the general public in the United Kingdom. This announcement is only addressed to and directed at persons who (i) are investment professionals, as such term is defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”).

The notes will only be available to relevant persons and this announcement must not be acted on or relied on by anyone who is not a relevant person.

Manufacturer target market (MIFID II/UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail investors in EEA or the United Kingdom.

Disclaimer

This press release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including in relation to VEON’s intended use of proceeds from its planned notes issue. These forward-looking statements generally are identified by the words “expect,” “will,” “will be,” and similar expressions (including the negative versions of such words or expressions).

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Readers are cautioned that forward-looking statements are not guarantees of future performance and are based on numerous assumptions and that the Group’s or any of its affiliates’ actual results of operations.